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                                                         FILED BY COAST BANCORP

                                                 PURSUANT TO RULE 425 UNDER THE

                                                         SECURITIES ACT OF 1933


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Coastline

Bank's Community Candle Burns Bright

Bank Celebrates 18th Anniversary

We'll Store Your Checks For Free


Coast Commercial Bank to join Greater Bay Bancorp Super Community Banking Family



Cover Story

We are proud to inform you of our recent decision to integrate our bank into the holding company, Greater Bay Bancorp. This transaction is scheduled to be completed in the second quarter of 2000. We are pleased to provide you the following information on Greater Bay.

History of Greater Bay

When Mid-Peninsula Bancorp and Cupertino National Bancorp merged on November 27, 1996, two of the most respected community banking organizations in Northern California joined forces to form one of the largest bank holding companies in the Bay Area, Greater Bay Bancorp.

Greater Bay Bancorp is now the holding company for Bay Area Bank, Bay Bank of Commerce, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank and Peninsula Bank of Commerce, along with its operating divisions Greater Bay Trust Company and Private Capital Banking, Venture Banking Group, Greater Bay Bank, Santa Clara Valley Commercial Banking Group, Greater Bay Bank Contra Costa Region, Greater Bay Bank Fremont Region, Greater Bay Corporate Finance Group, Greater Bay International Banking Group, Pacific Business Funding, Greater Bay Bank SBA Lending Group and Greater Bay Bank San Jose Regional office.

On January 26, 2000, Greater Bay Bancorp entered into a definitive agreement for a merger with Bank of Santa Clara.

Super Community Banking

To compete more effectively in the financial industry, Greater Bay Bancorp incorporates a strategy referred to as "super-community banking." Through high-touch, relationship banking with local decision-making, banks in the Greater Bay Bancorp family are positioned as an attractive alternative to larger institutions. By pooling the resources of selected community banks, Greater Bay Bancorp offers a wide range of products and services to compete against bigger banks, and yet remains small enough to work closely with clients in meeting their needs. The community Banks which make up Greater Bay Bancorp have retained their individual names and identities, and operate with autonomy in their respective markets.

As a pioneer in the super-community banking strategy with assets in excess of $2.85 billion and 19 locations, Greater Bay Bancorp subsidiaries provide clients from San Francisco to San Jose* and the East Bay a unique combination of strength, stability and unparalleled service.

*This will extend to Santa Cruz County once our integration is completed.

Greater Bay Bancorp stock is listed on the NASDAQ National Market under the symbol GBBK. The company's website address is www.gbbk.com. For investor information on Greater Bay Bancorp at no charge, call the Company's automated shareholder information line at 1-800-PRO-INFO (800-776-4636) and enter code GBBK.

This communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in this communication, in particular, statements regarding the proposed Coast Bancorp/Greater Bay Bancorp merger, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger; failure of the Coast Bancorp or Greater Bay Bancorp shareholders to approve the proposed merger; and the risk that the Coast Bancorp and Greater Bay Bancorp businesses will not be integrated successfully. For a detailed discussion of these and other cautionary statements, please refer to Coast Bancorp's and Greater Bay Bancorp's filings with the Securities and Exchange Commission.

The material set forth above may be deemed to be solicitation material in respect of the proposed merger of Coast Bancorp ("Coast") with Greater Bay Bancorp ("Greater Bay"), pursuant to an Agreement and Plan of Reorganization, dated as of December 14, 1999, by and between Coast and Greater Bay (the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

Certain Information
Concerning Participants

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Coast and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following:
Harvey J. Nickelson, David V. Heald, Bruce H. Kendall, Richard G. Hofstetter, Richard E. Alderson, Douglas D. Austin, John C. Burroughs, Gilbert W. Cummings, Ronald M. Israel, Gus J.F. Norton and James C. Thompson. The direct and indirect interests in such transactions of these directors and executive officers who are participating in this solicitation are available from the Company at the Company's Administrative Offices located at 740 Front Street, Suite 240, Santa Cruz, CA 95060, telephone (831) 458-4500.

Shareholders of Coast and other investors are urged to read the joint proxy statement/prospectus which will be included in the registration statement on Form S-4 to be filed by Greater Bay with the SEC in connection with the proposed merger because it will contain important information. The registration statement will include a joint proxy statement/prospectus which will be sent to shareholders of Coast Bancorp and Greater Bay Bancorp seeking their approval of the proposed merger. When filed, the registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."



Page 2 story

Making the Holidays Bright



Coast Commercial Bank's employees continued to make extraordinary efforts this year to help the less fortunate in our community. In September, The Points of Light Foundation recognized the Bank as a citationist in the Awards for Excellence in Corporate Community Service. We are extremely pleased with this recognition for our employees and for their continued devotion to community involvement.

From mid November through December, Coast Commercial Bank's employees and customers filled barrels with nonperishable food for the Second Harvest Holiday Food Drive. The bank also participated in the Food Bank's "Fill the Bus" program, and together with many local business organizations, we did just that! In fact, three Metro buses were bursting with food items as a result of our effort.

During December, Coast Commercial Bank's employees participated in many holiday events. Here are some examples:

At the height of the hustle and bustle of holiday shopping, our employees served as bell ringers for Salvation Army at the Capitola Mall. In addition, all six of our branches participated in the Salvation Army angel tree program.

Through the local Families in Transition program, our employees "adopted" 170 children for the holidays. Employees donated money and purchased clothing and toys for each child, aided by their specific "wish lists" to Santa.

Following a huge wrapping session, bank employees delivered the wrapped presents by the carload to the Families in Transition office on High Street. Bank employee coordinator, Donna Woodruff stated, "Our goal was to make sure that as many children as possible in the program could experience warmth, happiness and comfort this holiday season."

Thank you letters such as the one at right poured in from the families, which certainly indicate that the goal was met.



photo caption: Children from Families in Transition enjoying Santa's visit, and his delivery of many holiday gifts from our employees.



Dear Coast Commercial,

Thank you very much for the gifts for my children. As a single mom with no child support or aid, Families In Transition and you are making a difference in our families lives. I look forward to the day when I can help others as well.

Remain blessed,

Anonymous



24 Hour Banking

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Coast Commercial Bank's 24 hour banking system is available 24 hours a day, 7 days a week by calling 831/458-4545, or toll free 877-458-4500. No charge for account inquiries and transfers. Fax transmissions are available for $1.00 each.



photo caption: Harvey J. Nickelson  President and Chief Executive Officer

Happy New Year! 1999 was a year of achievement, opportunity and growth for Coast Bancorp and Coast Commercial Bank. Many businesses spent much of the year counting down days in great anticipation of the year 2000-date rollover. Coast Commercial Bank entered 1999 having already spent more than a year preparing for Y2K and continued to devote several hundred hours more toward planning, testing and implementing our Year 2000 programs. We are pleased to report the bank experienced a successful Year 2000 rollover. Going forward, our Year 2000 Task Force and bank management will continue to monitor our vendors and mission critical systems.

We were extremely honored to receive the National Points of Light Foundation Citationist Award of Excellence in Corporate Community Service in September of 1999. The bank was one of 4 citationists and 5 other award winners out of a total of 120 organizations that were nominated throughout the entire United States. I personally would like to applaud all of our employees for their undying community service and volunteer efforts.

In October of 1999, the bank's Small Business Administration (SBA) Department was ranked as the number one bank lender in total dollar volume approvals in the San Francisco District. I am very pleased to report this is the fourth consecutive year our SBA department has achieved this ranking, especially significant when considering our size in comparison to other banks.

In December of 1999, Coast Bancorp signed a definitive agreement to merge with Greater Bay Bancorp which is anticipated to be finalized in the second quarter of this year. Once we become part of the Greater Bay Super Community Banking family, we will be able to offer more services to our customers and will have an even greater lending capacity. I cannot emphasize enough how unique the integration of our bank into Greater Bay Bancorp's holding company is in comparison to most "mega-bank" mergers (which many of you are probably personally and painfully aware of). Coast Commercial Bank will not change its name as a result of this merger.

There will be no branch closures or relocations, nor will there be changes in account numbers, so it will not be necessary to order new checks, ATM, credit and debit cards. There is good reason to anticipate that the merger will be seamless for our customers. We will continue to operate our bank as Coast Commercial Bank as we have for the past 18 years. In summary, this opportunity will allow Coast Commercial Bank to maintain its identity while joining other successful independent banks that are backed by the strength of one holding company, Greater Bay Bancorp.

Finally, what we anticipated would be a rather flat year for earnings growth turned out much stronger than expected as we experienced significant growth in our earning assets in the last six months of the year. As a result, I am pleased to report Coast Bancorp had strong earnings in the 4th quarter and the 1999-year. For the 1999-operating year, we announced a 13% increase in net income to $6.939 million as compared to the same period last year of $6.161 million. This equates to $1.41 earnings per share as compared to $1.25 earnings per share in 1998. Additionally, our total assets increased by 14% to $370 million, total deposits increased by 7% to $301 million and total loans increased by 32% to $212 million.

In January 2000, Coast Bancorp's board of directors declared an increased cash dividend of nine-cents ($0.09) to our shareholders due to our ongoing solid earnings. The cash dividend is payable to shareholders of record as of February 8, 2000 and will be paid on February 28, 2000.

As always, I would like to thank you for your continued loyalty, support and confidence in Coast Commercial Bank and its holding company, Coast Bancorp. I wish you all the best in the New Year.



A Reason to Celebrate

February 17, 2000 was the 18th Anniversary of the day Coast Commercial Bank first opened its doors to the public. To celebrate this momentous occasion, each of our banking locations held a Customer Appreciation Day celebration, which was filled with "sweet" surprises, refreshments and festive balloon displays. For those of you that did not have the opportunity to visit us on February 17th, we would like to extend our sincere thanks for your continued business!

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Now you can receive $1.00 off your monthly service charge with check storage on
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Club 50 Plus

Coast Checking

Personal Checking

With Check Storage you will still receive your monthly bank statement, but without all the canceled checks. We retain photocopies of your checks for seven years, and provide two free copies per month, should you need a photocopy of any check.

Why wait?

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Call 458-4500 for details on Check Storage today.

(bank logo)

458-4500

24 Hour Banking by Phone
458-4545

Call Toll Free

877-458-4500

On the Internet

www.coastcommercialbank.com



Aptos
7775 Soquel Drive

Capitola
1850 41st. Avenue - Open Saturdays from 9-1

Santa Cruz
720 Front Street
1975 Soquel Drive

Scotts Valley
203A Mount Hermon Road

Watsonville
1055 South Green Valley Road